UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May, 2024

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated May 10, 2024, announcing that the U.S. International Trade Commission issues an affirmative preliminary determination in trade case against imports of ferrosilicon from Brazil, Kazakhstan, Malaysia and Russia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2024
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

FOR IMMEDIATE RELEASE

USITC Issues Affirmative Preliminary Determination in Trade Case Against Imports of Ferrosilicon from Brazil, Kazakhstan, Malaysia and Russia

WASHINGTON, DC, May 10, 2024 – The U.S. International Trade Commission (USITC) preliminarily determined today that ferrosilicon imports from Brazil, Kazakhstan, Malaysia and Russia are causing material injury to the U.S. industry. All four Commissioners voted in the affirmative.

The Commission’s unanimous vote comes in response to petitions filed on March 28 by CC Metals and Alloys, LLC (“CC Metals”) and Ferroglobe USA, Inc. (“Ferroglobe”), who together account for all American ferrosilicon production. The petitions allege that unfairly priced and subsidized ferrosilicon imports are injuring the U.S. industry and its workers.

Ferrosilicon is a critical input used to produce steel and foundry products, making preservation of the American industry a matter closely related to significant national security priorities.

“Producers in Russia, Kazakhstan, Malaysia, and Brazil are using predatory pricing practices to take market share from American producers. This distorts the market and puts American workers out of jobs,” said Marco Levi, Chief Executive Officer of Ferroglobe PLC. “Today’s vote is encouraging. It brings us one step closer to ensuring a level playing field.”

On April 17, the U.S. Department of Commerce (Commerce) initiated eight antidumping (AD) and countervailing duty (CVD) investigations into imports of ferrosilicon from Russia, Kazakhstan, Malaysia, and Brazil.

“Today’s vote validates the data in our petitions and questionnaires showing the serious harm inflicted by unfair imports,” said Chris Cobb, Plant Manager of CC Metals and Alloys, Inc. “We applaud the USITC for taking this step toward restoring fair competition to the U.S. market and confidence to U.S. workers and consumers. We look forward to seeing our trade laws enforced.”

Commerce is continuing its investigations and will make preliminary CVD determinations as early as June 2024 and AD determinations as early as September 2024. If the determinations are affirmative, provisional AD and CVD duties will be collected based on the preliminary margins calculated by Commerce and potentially applied retroactively.

About the CC Metals and Ferroglobe

CC Metals traces its roots back to 1949, when it was founded as a producer of large-volume commodity ferroalloys for the steel industry in Calvert City, Kentucky. Today CC Metals is an ISO 9001 certified leading manufacturer of more than 40 different products including 18 different ferrosilicons and more than 20 different magnesium ferrosilicon inoculants, high purity, 3%-9% magnesium and proprietary alloys. CC Metals ships over 100,000 metric tons of finished product annually from its manufacturing facility in Calvert City, KY via barge, rail and truck.

Ferroglobe USA, Inc. is a wholly-owned U.S. subsidiary of Ferroglobe PLC, a world leading producer of silicon metal and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, Ferroglobe operates metallurgical manufacturing facilities and mining sites in Alabama, Indiana, Kentucky, Ohio, South Carolina, and West Virginia.

For more information, visit https://www.ccmetals.com/ and https://www.ferroglobe.com/

Contact:

Elizabeth Heaton Posthumus

elizabeth@EAHstrategiesLLC.com

202-445-9858